                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
                                  (AMENDMENT NO. 5)1


                                 BENJAMIN MOORE & CO.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                       COMMON STOCK, PAR VALUE $10.00 PER SHARE
--------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                      615649100
--------------------------------------------------------------------------------
                                    (CUSIP Number)


  JOHN T. RAFFERTY, 51 CHESTNUT RIDGE ROAD, MONTVALE, NJ  07645 (201) 573-9600
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                             SEPTEMBER 14, 1998 ESOP SALE
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d - 7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 5 Pages

                                     SCHEDULE 13D

-------------------                                            -----------------
CUSIP NO. 615649100                                            PAGE 2 OF 5 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE  PERSON (ENTITIES ONLY)

     Richard Roob
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /X/

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     No Funds Involved - 00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                            / /

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

 NUMBER OF               110,290
  SHARES            ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
 OWNED BY
  EACH                   435,566
REPORTING           ------------------------------------------------------------
 PERSON             9    SOLE DISPOSITIVE POWER
  WITH
                         110,290
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         435,566
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     545,856
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

     EXCLUDES 20,000 SHARES OWNED BY WIFE AS TO WHICH 20,000 SHARES BENEFICIAL OWNERSHIP IS DISCLAIMED.
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1% BASED ON  8,859,540  SHARES OUTSTANDING ON SEPTEMBER 14, 1998.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D                   Page 3 of 5 Pages


Item 1.   SECURITY AND ISSUER.

               Common Stock, Par Value $10.00 Per Share
               Benjamin Moore & Co.
               51 Chestnut Ridge Road
               Montvale, New Jersey  07645

Item 2.   IDENTITY AND BACKGROUND.

               (a)  Richard Roob

               (b)  Benjamin Moore & Co.
                    51 Chestnut Ridge Road
                    Montvale, New Jersey  07645

               (c) Chairman of the Board, Director, Benjamin Moore & Co.; Manufacture, sale and distribution of a broad line of coatings (paints, stains and clear finishes) and production finishes coatings.

               (d)  No.

               (e)  No.

               (f)  United States of America

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               No funds involved.

Item 4.   PURPOSE OF TRANSACTION.

               (a) through (j)

               None.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

               (a)  545,856 -- 6.1%.  The 545,856 shares consist of 100,290 shares as to which there is sole voting and dispositive power, 10,000 shares under the Benjamin Moore & Co. 1993 Stock Option Plan of the Issuer which are currently exercisable and as to which there would be sole voting and

                              SCHEDULE 13D                     Page 4 of 5 Pages


                    dispositive power, and 435,566 shares as to which there is shared voting and dispositive power. Of the 435,566 shares, 28,726 shares are held by two trusts under wills, of which the reporting person is a co-trustee, 9,559 shares are held by a trust as to which the reporting person is a co-trustee and 397,281 shares are held by the Issuer's Employees' Stock Ownership Plan, which shares are voted at the direction of the Employee Plan Participants.

                    At September 14, 1998 there were 8,859,540 shares of Common Stock, Par Value $10.00 Per Share, issued and outstanding.

               (b)  sole power to vote or to direct the vote:  110,290

                    shared power to vote or to direct the vote:  435,566

                    sole power to dispose or to direct the disposition of:
                    110,290

                    shared power to dispose or to direct the disposition of:
                    435,566

               The shared power to vote or to direct the disposition of 435,566 shares is shared under trusts with Benjamin M. Belcher, Jr., Sara
               B. Wardell, Yvan Dupuy and Charles C. Vail, each of whom is a Director of Benjamin Moore & Co., the Issuer, and three individuals having no affiliation with the Issuer. As to all of the named persons, the answers in subparagraphs (b) through (f) of Item 2 above, except for the title of Chairman of the Board, are applicable and are to be deemed repeated herein as to such persons and, provided further, that Benjamin M. Belcher, Jr., Yvan Dupuy and Charles C. Vail are the Executive Vice President, President and Senior Vice President, respectively, of the Issuer. As to the individuals having no affiliation with the Issuer, the answers in subparagraphs (d) through (f) of Item 2 above are applicable and are to be deemed repeated herein as to such persons.

               (b) On September 14, 1998 the reporting person, as co-trustee of the Issuer's Employees' Stock Ownership Plan, sold 1,335 shares of Common Stock in a private sale at a purchase price of $76.88 per share to provide cash at the request and direction of Plan Participants upon their termination of employment and transferred 144 shares to a Plan Participant other than the reporting person at the Plan Participant's request upon termination of the Plan Participant's employment. On July 25, 1998 the reporting person, as co-trustee of a trust, sold 38 shares of Common Stock in a private sale at a purchase price of $85.19 per share and distributed

                                   SCHEDULE 13D                Page 5 of 5 Pages


                    274,385 shares to trust beneficiaries. On June 15, 1998 the reporting person, as co-trustee of the Issuer's Employees' Stock Ownership Plan, sold 13,200 shares in a private sale at a purchase price of $84.17 per share to provide cash at the request and direction of Plan Participants upon their termination of employment.

               (d)  Not Applicable.

               (e)  Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

               None.


                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     October 28, 1998              /s/ Richard Roob
                                        ------------------------------------
                                        Signature
                                        Richard Roob
                                        Individual